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                           March 14, 2023

       Bjarne Bergheim
       President and Chief Executive Officer
       Sonendo, Inc.
       26061 Merit Circle, Suite 102
       Laguna Hills, CA 92653

                                                        Re: Sonendo, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 8, 2023
                                                            File No. 333-270366

       Dear Bjarne Bergheim:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Wendy Grasso